ORBITAL CORPORATION LIMITED ABN 32 009 344 0584 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

ASX Code: OEC
FOR IMMEDIATE RELEASE: 2 SEPTEMBER 2013	NYSE Amex Code: OBT

Orbital announces the appointment of new Chairman

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Dr Merv Jones appointed as new Chairman.

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Mr Peter Day to continue as a non-executive director.

PERTH, AUSTRALIA – Orbital is pleased to announce the appointment of Dr Mervyn (Merv) Jones as Chairman of the Company with effect from 2 September 2013.

Dr Jones succeeds Mr Peter Day who has held the role as Chairman since his appointment to the Board in August 2007 and has stepped down from the Chairman role due to personal commitments.

Dr Jones joined the Board as a non-executive director in March 2008 and since then has either chaired or been a member of the Board’s Audit Committee and its Human Resources, Remuneration and Nomination Committee.

“The Board has benefited greatly from the leadership and guidance provided by Peter as Chairman and is very pleased that he will be continuing with the Company as a non-executive director” commented Dr Jones.  “It is my intention to continue the strategic changes that have been implemented over the last few years and through those changes produce on-going profitability and enhanced shareholder value.  I will look to increase shareholder communication and to that end will try and meet as many large shareholders as I can over the next few weeks.”

Dr Jones is a professional company director and engineering consultant.  Apart from his position at Orbital, he is also:

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Chairman of SciTOX Ltd (a private technology company based in Christchurch) since December 2008.

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Board member of the Institution of Chemical Engineers in Australia since March 2009.

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Non-executive director of Kimbriki Environmental Enterprises Ltd (an independent waste management company owned by four Sydney local government authorities) since July 2011.

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Chairman of Bencallaur Pty Ltd (a private integrated 3rd generation crude biofuels and renewable chemicals company based in Sydney) since October 2011.

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Managing Director of Delaney Jones Gillett & Associates (an independent business and project services organisation meeting the needs of clients in planning, initiating and executing projects in Australia) since March 2013.

Prior to focusing on governance roles, he gained wide experience as a senior executive with a successful leadership track record of growth and profitability in Australia, New Zealand and Asia.  His most recent full-time executive position was for seven years as the Asia Pacific Managing Director of URS Corporation (NYSE: URS), one of the largest engineering design and environmental companies in the world.  Dr Jones has extensive experience in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.  As well as significant experience in company management and commercial governance, Dr Jones is widely regarded as one of the most experienced air quality consultants in Australia and New Zealand.

He is a Chartered Engineer, a Fellow of the Institution of Chemical Engineers and a Fellow of the Australian Institute of Company Directors.  He was named as one of the 100 Most Influential Engineers in Australia in both 2005 and 2007.

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au

CEO & Managing Director

Website: www.orbitalcorp.com.au

Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).